Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2024 FIRST QUARTER
FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — May 31, 2023 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2024 first quarter (Q1FY24). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“The Global Logistics Network (GLN) continues to help shippers, carriers and logistics services providers benefit from more efficient supply chains and logistics operations,” said Edward J. Ryan, Descartes’ CEO. “Our customers’ successes with the GLN have put us in a strong position to continue to invest in our business for the future. We continue to add more services for our customers to manage the complete lifecycle of shipments, such as our recent acquisition of Localz.”

Q1FY24 Financial Results
As described in more detail below, key financial highlights for Q1FY24 included:
•	Revenues of $136.6 million, up 17% from $116.4 million in the first quarter of fiscal 2023 (Q1FY23) and up 9% from $125.1 million in the previous quarter (Q4FY23);
•
Revenues were comprised of services revenues of $124.1 million (91% of total revenues), professional services and other revenues of $11.5 million (8% of total revenues) and license revenues of $1.0 million (1% of total revenues). Services revenues were up 21% from $102.8 million in Q1FY23 and up 9% from $113.4 million in Q4FY23;

•	Cash provided by operating activities of $48.9 million, up 10% from $44.4 million in Q1FY23 and down from $50.6 million in Q4FY23;
•	Income from operations of $36.5 million, up 19% from $30.6 million in Q1FY23 and up 9% from $33.6 million in Q4FY23;
•	Net income of $29.4 million, up 27% from $23.1 million in Q1FY23 and down from $29.8 million in Q4FY23. Net income as a percentage of revenues was 22%, compared to 20% in Q1FY23 and 24% in Q4FY23;
•	Earnings per share on a diluted basis of $0.34, up 26% from $0.27 in Q1FY23 and consistent with $0.34 in Q4FY23; and
•
Adjusted EBITDA of $57.7 million, up 13% from $51.2 million in Q1FY23 and up 4% from $55.4 million in Q4FY23. Adjusted EBITDA as a percentage of revenues was 42%, compared to 44% in both Q1FY23 and Q4FY23.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY24	Q4 FY23	Q3 FY23	Q2 FY23	Q1 FY23
Revenues	136.6	125.1	121.5	123.0	116.4
Services revenues	124.1	113.4	110.1	109.4	102.8
Gross margin	76%	77%	77%	77%	76%
Cash provided by operating activities	48.9	50.6	50.9	46.4	44.4
Income from operations	36.5	33.6	34.8	31.5	30.6
Net income	29.4	29.8	26.5	22.9	23.1
Net income as a % of revenues	22%	24%	22%	19%	20%
Earnings per diluted share	0.34	0.34	0.31	0.27	0.27
Adjusted EBITDA	57.7	55.4	54.5	54.0	51.2
Adjusted EBITDA as a % of revenues	42%	44%	45%	44%	44%

Cash Position
At April 30, 2023, Descartes had $182.2 million in cash. Cash decreased by $94.2 million in Q1FY24. The table set forth below provides a summary of cash flows for Q1FY24 in millions of dollars:

Q1FY24
Cash provided by operating activities	48.9
Additions to property and equipment	(1.2)
Acquisitions of subsidiaries, net of cash acquired	(142.7)
Net proceeds from the issuance of common shares	0.5
Effect of foreign exchange rate on cash	0.3
Net change in cash	(94.2)
Cash, beginning of period	276.4
Cash, end of period	182.2

Acquisition of GroundCloud
On February 14, 2023, Descartes acquired all of the shares of Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), a cloud-based provider of final-mile carrier solutions and road safety compliance tools. The purchase price for the acquisition was approximately $136.8 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $80.0 million based on GroundCloud achieving revenue-based targets over the first two years post-acquisition.

Acquisition of Localz
On April 20, 2023, Descartes acquired substantially all of the assets of Localz Pty Ltd.(“Localz”), a cloud-based customer engagement platform for day-of-service interaction and order management. The purchase price for the acquisition was approximately $5.9 million, net of cash acquired, which was funded from cash on hand.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, May 31. Designated numbers are +1 416 764 8658 for North America and +1 888 886 7786 for international, using conference ID 95079934#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until June 7, 2023, by dialling +1 416 764 8692 or Toll-Free for North America using +1 877 674 7070 with Playback Passcode: 079934#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq: DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley  +1-519-746-2969
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the  potential impact of geopolitical events such as the ongoing conflict between Russia and Ukraine (the “Ukraine Conflict”), or other potentially catastrophic events, such as the spread of the COVID-19 virus (the “Pandemic”) on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Ukraine Conflict and the Pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2023 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY24, Q4FY23, Q3FY23, Q2FY23, and Q1FY23, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY24	Q4FY23	Q3FY23	Q2FY23	Q1FY23
Net income, as reported on Consolidated Statements of Operations	29.4	29.8	26.5	22.9	23.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(1.6)	(2.8)	(1.1)	(0.5)	(0.2)
Income tax expense	8.4	6.3	9.0	8.8	7.4
Depreciation expense	1.3	1.4	1.3	1.3	1.2
Amortization of intangible assets	14.7	14.3	14.7	16.1	15.1
Stock-based compensation and related taxes	3.3	3.6	3.6	3.8	2.9
Other charges	1.9	2.5	0.2	1.3	1.4
Adjusted EBITDA	57.7	55.4	54.5	54.0	51.2

Revenues	136.6	125.1	121.5	123.0	116.4
Net income as % of revenues	22%	24%	22%	19%	20%
Adjusted EBITDA as % of revenues	42%	44%	45%	44%	44%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2023	2023
ASSETS
CURRENT ASSETS
Cash	182,187	276,385
Accounts receivable (net)
Trade	50,134	45,173
Other	11,330	11,658
Prepaid expenses and other	28,525	24,676
Inventory	1,352	759
	273,528	358,651
OTHER LONG-TERM ASSETS	22,085	22,247
PROPERTY AND EQUIPMENT, NET	11,347	11,434
RIGHT-OF-USE ASSETS	6,383	6,774
DEFERRED INCOME TAXES	4,594	11,483
INTANGIBLE ASSETS, NET	295,294	229,808
GOODWILL	759,867	675,647
	1,373,098	1,316,044
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,373	10,569
Accrued liabilities	102,900	80,309
Lease obligations	3,376	3,397
Income taxes payable	5,963	7,536
Deferred revenue	75,018	67,784
	199,630	169,595
LONG-TERM DEBT	-	-
LEASE OBLIGATIONS	3,493	3,923
DEFERRED REVENUE	1,572	1,615
INCOME TAXES PAYABLE	7,009	6,120
DEFERRED INCOME TAXES	29,157	35,400
	240,861	216,653

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,078,029 at April 30, 2023 (January 31, 2023 – 84,820,100)	546,274	538,448
Additional paid-in capital	482,214	486,551
Accumulated other comprehensive income (loss)	(30,452)	(30,456)
Retained earnings	134,201	104,848
	1,132,237	1,099,391
	1,373,098	1,316,044

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2023	2022

REVENUES	136,614	116,395
COST OF REVENUES	32,885	27,823
GROSS MARGIN	103,729	88,572
EXPENSES
Sales and marketing	17,053	13,236
Research and development	20,067	16,569
General and administrative	13,444	11,642
Other charges	1,933	1,482
Amortization of intangible assets	14,674	15,048
	67,171	57,977
INCOME FROM OPERATIONS	36,558	30,595
INTEREST EXPENSE	(337)	(278)
INVESTMENT INCOME	1,561	153
INCOME BEFORE INCOME TAXES	37,782	30,470
INCOME TAX EXPENSE
Current	7,621	4,841
Deferred	808	2,514
	8,429	7,355
NET INCOME	29,353	23,115
EARNINGS PER SHARE
Basic	0.35	0.27
Diluted	0.34	0.27
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,949	84,765
Diluted	86,746	86,348

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2023	2022
OPERATING ACTIVITIES
Net income	29,353	23,115
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,265	1,245
Amortization of intangible assets	14,674	15,048
Stock-based compensation expense	2,919	2,787
Other non-cash operating activities	220	(17)
Deferred tax expense	808	2,514
Changes in operating assets and liabilities	(384)	(260)
Cash provided by operating activities	48,855	44,432
INVESTING ACTIVITIES
Additions to property and equipment	(1,203)	(1,636)
Acquisition of subsidiaries, net of cash acquired	(142,700)	(42,892)
Cash used in investing activities	(143,903)	(44,528)
FINANCING ACTIVITIES
Payment of debt issuance costs	(39)	(66)
Issuance of common shares for cash, net of issuance costs	5,455	388
Payment of withholding taxes on net share settlements	(4,886)	-
Cash provided by financing activities	530	322
Effect of foreign exchange rate changes on cash	320	(1,884)
Decrease in cash	(94,198)	(1,658)
Cash, beginning of period	276,385	213,437
Cash, end of period	182,187	211,779
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	8,218	4,094